UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Selected for 10nm and 7nm Technology Nodes by Leading Logic Manufacturer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Selected for 10nm and 7nm Technology Nodes by
Leading Logic Manufacturer

Competitive Selection Process
 and Subsequent Win Driven by Nova’s Superior FinFET Metrology Solution

REHOVOT, Israel, September 16, 2014 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that a leading logic manufacturer selected Nova’s Optical CD metrology solution to support the development and future manufacturing of its 10nm and 7nm technology nodes, covering both FEOL and BEOL applications in Litho, Etch, Deposition, CMP and Epi process steps. The selection includes Nova’s advanced stand-alone metrology toolset, the NovaMARS modeling platform and Nova’s new High-Power-Computing (HPC) server for 3D applications solutions.

Nova’s solution was selected following a competitive evaluation between the leading Optical CD suppliers for front-end and back-end of line applications. Through the evaluation process vendors were required to demonstrate advanced solutions capable of handling the future challenges of critical dimension (CD) measurements of 3D FinFET gates. Nova’s solution was selected due to superior metrology performance in benchmark applications, providing excellent fleet matching precision. Nova’s holistic metrology approach, combining NovaMARS modeling software, fast time to solution and unique channels of measurement, such as Darkfield Spectral Reflectometry (DSR), has demonstrated the performance and extendibility required to meet the challenges of 10nm and 7nm technology development.

“We are very proud with this selection of our stand-alone metrology solution for the 10nm and 7nm advanced technology nodes. We view this as clear evidence of our technology leadership and innovation in the Optical CD metrology space.” said Eitan Oppenhaim, Nova’s President & CEO. “This selection reaffirms our solution’s superiority for advanced FinFET devices in both front-end and back-end applications. This win provides yet additional support for our strategy to partner with our customers early in their development process in order to generate greater value in later stages of high-volume manufacturing.”

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.